Filed by Aytu BioScience, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
Aytu BioScience, Inc. (SEC File No. 001-38247)

Aytu BioScience Announces Definitive Agreement to Acquire Innovus Pharmaceuticals

Acquisition Gives Aytu Timely Entry into Growing Consumer Healthcare Market with a Portfolio of Over 30 Products that Generated $24M of Revenue During Past Four Quarters

Combination Will Create Specialty Rx and Consumer Pharma
Company with Revenue of $31M

New Products, Robust Cross-Selling, and Operational Efficiencies
Designed to Accelerate Time to Profitability

ENGLEWOOD, CO & SAN DIEGO, CA / ACCESSWIRE / September 12, 2019 / Aytu BioScience, Inc. (NASDAQ: AYTU), a specialty pharmaceutical company focused on commercializing novel products that address significant patient needs and Innovus Pharmaceuticals, Inc. (OTCQB: INNV), a specialty pharmaceutical company commercializing, licensing and developing safe and effective consumer health products, today announced that the companies have signed a definitive merger agreement whereby Aytu will retire all outstanding common stock of Innovus for an aggregate of up to $8 million in shares of Aytu common stock, less certain deductions, at the time of closing. This initial consideration to Innovus common shareholders is estimated to consist of approximately 4.2 million shares of Aytu stock. Additional consideration for up to $16 million in milestone payments in the form of contingent value rights (CVRs) may be paid to Innovus shareholders in cash or stock over the next five years if certain revenue and profitability milestones are achieved.

Innovus generated more than $24 million in revenue in the four quarters ending June 30, 2019.

Through this combined entity, Aytu will expand into the $40 billion consumer healthcare market with a portfolio of over thirty consumer products competing in large therapeutic categories including diabetes, men’s health, sexual wellness and respiratory health. This expanded product line broadens Aytu’s portfolio beyond prescription therapeutics to enable wider revenue distribution, reduced seasonality associated with Aytu’s seasonal antitussive product line, and higher revenue from an expanded base of proprietary products.

Combined, Aytu and Innovus generated more than $31 million in revenue over the preceding four reported quarters ending June 30, 2019. This business combination provides increased revenue scale and enables operational synergies that can be leveraged to accelerate the combined company’s growth and path to profitability.

Josh Disbrow, Chief Executive Officer of Aytu BioScience, commented, “Through this business combination we have taken a very timely step into a large, rapidly growing segment of the healthcare market. Over the past two years, significant investment has been made in the areas of consumer wellness, telemedicine, and online health, so it’s the right time for Aytu to enter this high-growth market. Further, consumers are increasingly taking control over their healthcare decisions and, particularly for common conditions, over 90% of the time patients are self-treating with over-the-counter options in advance of receiving care from a prescriber. By adding a consumer unit to Aytu’s already growing prescription business, we increase our exposure to the broader patient market while continuing to grow our portfolio of novel prescription products.”

Mr. Disbrow continued, “This will make Aytu a fully-integrated specialty pharmaceutical company addressing patient needs in both prescription and non-prescription categories. Innovus President & Chief Executive Officer, Bassam Damaj, Ph.D. and his team have developed a robust product line and have more than doubled revenue since 2017, so I’m thrilled about the prospect of our combined growth plan as the Innovus business becomes the newly created Aytu Consumer Health business unit.”

Initially, the company expects to operate the commercial aspects of the Innovus consumer business separately from Aytu’s prescription business, while rationalizing general and administrative expenses through the removal of Innovus’ public company costs and redundant administrative and operational processes, along with the reduction in overhead, administrative and facilities costs.

The prescription product portfolio will continue to be primarily commercialized through the existing Aytu sales force, while the consumer health products will continue to be primarily commercialized via Innovus’ proprietary Beyond Human® marketing platform. However, both lines of business are expected to benefit from opportunistic cross-selling such that some consumer products may be marketed in the physician office setting by Aytu’s sales force, while the marketing of the prescription products may be bolstered through various online and direct-to-consumer marketing initiatives. It is expected that the two segments will leverage administrative and operational efficiencies following the integration of the two companies.

Dr. Bassam Damaj, Ph.D., President & Chief Executive Officer of Innovus Pharmaceuticals, stated, “This is an exciting inflection point for Innovus and our shareholders as we combine with Aytu to strengthen our market position and provide a growth platform for the company and our products. We are looking forward to helping build Aytu into a world-class healthcare company, and I’m personally excited about continuing on as the President of the Aytu Consumer Health business unit. With the combined strength of our companies, we believe we can more rapidly grow our novel OTC medicines and supplements while developing additional consumer healthcare products as we grow, thus adding value to the newly-expanded Aytu BioScience.”

Under the terms of the merger agreement, Aytu will issue to Innovus shareholders a combination of stock and contingent value rights (CVRs), subject to the achievement of certain milestones, for up to $24 million. The number of shares to be issued will be determined based on a formula that adjusts the initial $8 million purchase price for various deductions, such as amounts owed from Innovus to Aytu under a promissory note (currently $1 million principal amount), payments to be made to warrant holders (above a threshold), changes in Innovus liabilities and working capital, and other adjustments. The CVRs provide additional value of up to $16 million if revenue and profitability milestones over the next five years are met.

The board of directors of both companies have approved the terms of the merger transaction which is subject to the approval of both companies’ shareholders. At the time of signing, Aytu had collected voting agreements supporting the merger transaction that represent approximately 35% of current shares outstanding. Innovus has thus far collected voting agreements supporting the transaction that represent (at the time of signing) approximately 17% of shares outstanding.

Aytu expects to retire Innovus warrants where warrant holders have cash-out rights that would be triggered by the merger. The cost of doing so is estimated to be $1.1 million, paid in a combination of cash and stock. More information about the planned merger, along with the Definitive Merger Agreement, will be available in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

The transaction, which is expected to close as early as Aytu’s second fiscal quarter of 2020 (quarter ending 12/31/19) and is subject to customary closing conditions and regulatory approvals.

About Aytu BioScience, Inc.

Aytu BioScience is a commercial-stage specialty pharmaceutical company focused on commercializing novel products that address significant patient needs. The company currently markets Natesto®, the only FDA-approved nasal formulation of testosterone for men with hypogonadism (low testosterone, or "Low T"). Aytu also has exclusive U.S. and Canadian rights to ZolpiMist™, the only FDA-approved oral spray prescription sleep aid. ZolpiMist is indicated for the short-term treatment of insomnia characterized by difficulties with sleep initiation. Aytu recently acquired exclusive U.S. commercial rights to Tuzistra® XR, the only FDA-approved 12-hour codeine-based antitussive syrup. Tuzistra XR is a prescription antitussive consisting of codeine polistirex and chlorpheniramine polistirex in an extended-release oral suspension. Additionally, Aytu is developing MiOXSYS®, a novel, rapid semen-analysis system with the potential to become a standard of care for the diagnosis and management of male infertility caused by oxidative stress. MiOXSYS is commercialized outside of the U.S. where it is a CE Marked, Health Canada cleared, Australian TGA approved, Mexican COFEPRAS approved product. Aytu is planning U.S.-based clinical trials in pursuit of 510k de novo medical device clearance by the FDA. Aytu's strategy is to continue building its portfolio of revenue-generating products, leveraging its focused commercial team and expertise to build leading brands within large therapeutic markets. For more information visit aytubio.com.

About Innovus Pharmaceuticals, Inc.

Headquartered in San Diego, Innovus Pharmaceuticals is an emerging over the counter (“OTC”) consumer goods and specialty pharmaceutical company commercializing, licensing and developing safe and effective non-prescription medicine and consumer care products to improve men’s and women’s health and vitality. The Company is dedicated to being a leader in developing and marketing new OTC medicines and branded Abbreviated New Drug Application (“ANDA”) products. The Company is actively pursuing opportunities where existing prescription drugs have recently, or are expected to, change from prescription to OTC.

No Offer or Solicitation

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communications in this news release do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any security of Innovus.

Additional Information and Where to Find It

In connection with the proposed transaction between Aytu and Innovus, Aytu and Innovus will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aytu registration statement on Form S-4 that will include a joint proxy statement of Aytu and Innovus that also constitutes a prospectus of Aytu, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Aytu and Innovus. INVESTORS AND SECURITY HOLDERS OF AYTU AND INNOVUS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aytu or Innovus through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aytu will be available free of charge on Aytu’s internet website at https://irdirect.net/AYTU under the heading “SEC Filings” or by contacting Aytu’s investor relations contacts at (646) 755-7412 or james@haydenir.com. Copies of the documents filed with the SEC by Innovus will be available free of charge on Innovus’ internet website at https://innovuspharma.com/Investors/ under the heading “SEC Filings” or by contacting Innovus’ investor relations at ir@innovuspharma.com.

Certain Information Regarding Participants

Aytu, Innovus, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Aytu is set forth in its Annual Report on Form 10-K for the year ended June 30, 2018, which was filed with the SEC on September 6, 2018 and its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on February 25, 2019. Information about the directors and executive officers of Innovus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019 and its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Investor Relations at Aytu or Innovus as described below.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements are generally written in the future tense and/or are preceded by words such as ''may,'' ''will,'' ''should,'' ''forecast,'' ''could,'' ''expect,'' ''suggest,'' ''believe,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''plan,'' or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. All statements other than statements of historical facts contained in this presentation, are forward-looking statements, including but not limited to any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Aytu’s or Innovus’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: failure to obtain the required votes of Innovus’ shareholders or Aytu’s shareholders to approve the transaction and related matters, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all, the price per share utilized in the formula for the initial $8 million merger consideration may not be reflective of the current market price of Aytu’s common stock on the closing date, the failure to meet the revenue and profitability milestones that trigger the CVRs such that Innovus shareholders never realize value from the CVRs, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the diversion of management time on transaction-related issues, the ultimate timing, outcome and results of integrating the operations of Aytu and Innovus, the effects of the business combination of Aytu and Innovus, including the combined company's future financial condition, results of operations, strategy and plans, the ability of the combined company to realize anticipated synergies in the timeframe expected or at all, changes in capital markets and the ability of the combined company to finance operations in the manner expected, regulatory approval of the transaction, risks relating to gaining market acceptance of our products, obtaining reimbursement by third-party payors, the potential future commercialization of our product candidates, the anticipated start dates, durations and completion dates, as well as the potential future results, of our ongoing and future clinical trials, the anticipated designs of our future clinical trials, anticipated future regulatory submissions and events, our anticipated future cash position and future events under our current and potential future collaboration. We also refer you to the risks described in ''Risk Factors'' in Part I, Item 1A of the company's Annual Report on Form 10-K and in the other reports and documents we file with the Securities and Exchange Commission from time to time.

Contact for AYTU Investors:	Contact for INNV Investors:
James Carbonara	Randy Berholtz
Hayden IR	Investor Relations
(646) 755-7412	(858) 249-7865